Room 4561

June 7, 2006

Mr. Neldon Johnson
President and Chief Executive Officer
International Automated Sytems, Inc.
326 North SR 198
Salem, UT 84653

RE: **International Automated Systems, Inc.**
        Form 10-KSB/A for the Fiscal Year Ended June 30, 2005
        Filed May 22, 2006
        File No. 033-16531-D

Dear Mr. Johnson:

We have reviewed your response letter dated May 16, 2006 and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Neldon Johnson
International Automated Systems, Inc.
June 7, 2006
Page 2

Form 10-KSB/A for the Fiscal Year Ended June 30, 2005

Item 8A. Controls and Procedures, page 2

1. We have read your response to prior comment number 2 and note that you have
    amended your disclosure to include the language specified in our comment, but
    your disclosure no longer provides a conclusion regarding the effectiveness of
    your disclosure controls and procedures. Please revise the disclosures in your
    Form 10-KSB to indicate whether your disclosure controls and procedures are
    effective. In addition, ensure that your amendment includes a revised Item 8A in
    its entirety, a signature page and updated certifications. Note that this comment
    also applies to your Form 10-QSB filed on May 22, 2006 as you did not provide a
    conclusion regarding the effectiveness of your disclosure controls and procedures.

    As appropriate, please amend your filing and respond to this comment within 10
business days or tell us when you will provide us with a response. Please submit all
correspondence and supplemental materials on EDGAR as required by Rule 101 of
Regulation S-T. You may wish to provide us with marked copies of any amendment to
expedite our review. Please furnish a cover letter with any amendment that keys your
response to our comment and provides any requested information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing any amendment and your response to our comment.

    You may contact Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451
or me at (202) 551-3489 if you have any questions regarding our comments.

                                                    Sincerely,

                                                    Brad Skinner
                                                    Accounting Branch Chief